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       New Zealand Herald Online

       Thursday November 09, 2000

       Former Tranz Rail chairman Ed Burkhardt says he has plans to transform the company into a top performer. Herald Picture

       Tranz Rail proposals on wrong track: Burkhardt


       09.11.2000 - By DANIEL RIORDAN

       Tranz Rail management and the institutional shareholders who support the company's restructuring do not understand the railroad business, says Ed Burkhardt, the former chairman who is angling for control of the company's biggest shareholder.

       Mr. Burkhardt, ousted as president and chief executive of Tranz Rail's
       23.7 per cent shareholder Wisconsin Central in July, has set up a shareholder committee of dissatisfied Wisconsin investors keen to regain control of the Chicago-based company.

       One of the options for the group is divestment of Wisconsin's poorly performing international assets, including Tranz Rail.

       In what some US analysts saw as a move to allay shareholders' concerns in the face of Mr. Burkhardt's challenge, Wisconsin last week hired investment bank Goldman, Sachs & Co to advise it on strategic options, including selling its assets in New Zealand, Britain and Australia.

       Mr. Burkhardt owns 7.2 per cent of Wisconsin and has support from its biggest institutional shareholder, Southeastern Asset Management, which owns 14.4 per cent.

       He told the Business Herald yesterday that he could not quantify his total support, as some of it was indicative rather than binding.

       He said his shareholder group had this week filed its proxy material with the US Securities and Exchange Commission, a step it is required to take before it can solicit other shareholders for their support.

       The paperwork should be approved within a week and shareholders then have up to 60 days to return proxies. The earliest Mr. Burkhardt expected that to happen was Christmas.

       Assuming the group was successful, it would take several months to establish a new board and decide on its investments, including Tranz Rail.

       "We can then make our views known to Tranz Rail's management and board and see if they will adopt some proposals from us. If they don't, the only choice we would have would be to dispose of our interests."

       He said the proposals would relate to good management of a traditional,
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       vertically integrated railway.

       "That's the way to achieve the greatest value for shareholders. I'm trying to put this as nicely as I can. I don't think the current board knows the railroad business and I don't think Mr. Beard [managing director of Tranz Rail] knows the railroad business.

       "I've been in railroads for 40 years now and I think I do know the business."

       Members of the local investment community have expressed concern that Mr. Burkhardt's group might reverse the restructuring process Tranz Rail has embarked on under Michael Beard, managing director since May.

       They are also concerned that a decision by Wisconsin to sell its stake might stall the restructuring while potential buyers do due diligence on the company.

       They say it is "extremely rich" for Mr. Burkhardt to criticise the company's performance when it finally appears to be emerging from a long period of stagnation under his chairmanship.

       But Mr. Burkhardt said it was not too late to reverse the process. Some of Mr. Beard's ideas had validity but his preference for contracting was misguided. "If he is looking for greater efficiency in maintaining locomotives, for example, I think that could be achieved. But I think it could be done better by the company attacking that problem internally, rather than by outsourcing in the belief it will save them money.

       "I know a lot of railroads have tried to outsource locomotive maintenance and it has wound up costing them a lot more money.

       "What Mr. Beard needs is some professional people who know how to run a railroad. He doesn't have any of them there. Tranz Rail is fundamentally an excellent railway. With some improved management in some areas it can do quite well."

       In his time as chairman, he was often blocked by the board from implementing policies which would have helped the company.

       Those views? "Very good management of a vertically integrated railway at all levels, intense control of costs, and a strong effort to improve customer service."


                         (C)Copyright 2000, NZ Herald

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                  CERTAIN INFORMATION CONCERNING PARTICIPANTS

     The Wisconsin Central Shareholders Committee to Maximize Value, the members of the Committee, the nominees for election as directors proposed by the Committee and certain other persons may be deemed to be participants in the solicitation of shareholder consents referred to in this filing. Information regarding each participant is included in the preliminary consent statement filed by the Committee with the Securities and Exchange Commission on October 20, 2000. The Committee intends to mail definitive copies of the consent statement, together with consent cards, to Wisconsin Central shareholders in the near future. Wisconsin Central shareholders are urged to read the consent statement carefully when it is available because it contains important information. The Committee's consent statement is available without charge at the SEC's Internet web site at www.sec.gov. In addition, the Committee will provide copies of its consent statement without charge upon request. Requests for copies should be directed to the Committee's information agent, Innisfree M&A Incorporated, at its toll-free number: 1-888-750-5834.